Gesher Acquisition Corp. II

3141 Walnut Street

Suite 203b

Denver, CO 80205

VIA EDGAR

March 11, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacy Gorman and Jeffrey Gabor

Re: Gesher Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-1

Filed February 27, 2025

File No. 333-284552

Dear Ms. Gorman and Mr. Gabor:

Gesher Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 10, 2025 regarding the Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on February 27, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Cover page

1.	We note your response to prior comment 1. Please also clarify whether the cashless exercise of the private warrants issuable upon the conversion of the working capital loans may result in a material dilution of the purchaser's equity interests. Please refer to Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and we have revised the Cover Page of the Registration Statement to add the requested disclosure.

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules.

Exhibit 5.2, page II-2

2.	Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 1, 2, 6, and 11 of Part 2. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company and Cayman counsel acknowledge the comments of the Staff and counsel (i) has revised its opinion in Exhibit 5.2 to remove paragraphs 1,2 and 6 of Part 2 and (ii) has removed the words “were or” in paragraph 11 (now paragraph 8 in the current revised opinion) of Part 2. Cayman counsel has also updated the second to the last paragraph of the letter.

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, David E. Fleming, Esq., at dfleming@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Ezra Gardner
Ezra Gardner
Chief Executive Officer

cc:	David E. Fleming, Esq.
Ellenoff Grossman & Schole LLP